VIA EDGAR

September 26, 2024.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

Attn: Tamika Sheppard

Re:	Gelteq Limited

Registration Statement on Form F-1, as amended

File No. 333-280804

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Benchmark Company, LLC, as the representative of the underwriters (the “Representative”), hereby joins in the request of Gelteq Limited (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-280804) (as amended, the “Registration Statement”), so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable. The undersigned, as the Representative, confirms that it is aware of its obligations under the Securities Act.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

The Benchmark Company, LLC
By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director